Exhibit 99.1

ELDORADO GOLD CORPORATION

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1. Name and Address of Company

Eldorado Gold Corporation (“Eldorado” or the “Company”)
Suite 1188 – Bentall 5
550 Burrard Street
Vancouver, British Columbia V6C 2B5

Item 2.
Date of Material Change

April 9, 2020

Item 3.
News Release

A news release was disseminated via Global Newswire and filed on SEDAR on April 9, 2020.

Item 4.
Summary of Material Change

On April 9, 2020 Eldorado announced the Company’s first quarter 2020 preliminary production results.

Item 5.
Full Description of Material Change

On April 9, 2020 Eldorado announced the Company’s first quarter 2020 preliminary production results.

Preliminary production for Q1 2020 was 115,949 ounces of gold. Further detail on asset level production is shown in Table 1 below.

Gold leached into solution at Kisladag during the quarter was consistent with expectations and gold production was higher than the comparative period in 2019 as a result of the recommencement of operations (mining, crushing and stacking of ore) on April 1, 2019. Gold production for Q1 2020 was lower than planned as elevated rainfall in the quarter led to increased solution volumes. The gold contained in excess solution will be recovered over the spring and summer months.

Production at Olympias continued to show improvement quarter-over-quarter with gold produced in Q1 2020 the highest in six quarters. The Company continues to see positive results from increased underground development, improvements in the paste backfill system and increased equipment availability.

Production at Efemcukuru for Q1 2020 was consistent with expectations, but lower than Q1 2019 due to lower grades mined during the quarter.

Operations at Lamaque were temporarily moved to care and maintenance on March 23rd, 2020 to comply with the Quebec provincial government-mandated restrictions with respect to COVID-19. This had a modest impact on production during Q1 2020.

Table 1: Q1 2020 Preliminary Production

Production (oz)	Q1 2020	Q1 2019	%Change
Kisladag	50,176	27,247	84%
Efemcukuru	23,239	26,124	-11%
Olympias	15,181	9,928	53%
Lamaque	27,353	19,678a	39%
Total	115,949	82,977	40%
a Includes pre-commercial production.

Q1 2020 Financial and Operational Results

Eldorado Gold will release its Q1 2020 Financial and Operational Results after market closes on Thursday, April 30, 2020.

Cautionary Note about Forward-looking Statements and Information

Certain of the statements made and information provided in this report are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", “continue”, “projected”, "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking statements or information contained in this report include, but are not limited to, statements or information with respect to: our guidance and outlook, including expected production and recoveries of gold; our expectation as to our future financial and operating performance, and our strategy, plans and goals.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

We have made certain assumptions about the forward-looking statements and information, including assumptions about how the world-wide economic and social impact of COVID-19 is managed and the duration and extent of the COVID 19 pandemic, the tonnage of ore to be mined and processed; ore grades and recoveries; mineral reserves and resources and metallurgical recoveries, the geopolitical, economic, permitting and legal climate that we operate in; the future price of gold and other commodities; exchange rates; anticipated costs and expenses; and actual production. In particular, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this report.

Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: the duration and effects of COVID-19, and any other pandemics on our operations and workforce, and the effects on global economies and society; geopolitical and economic climate (global and local), mineral tenure and permits; gold and other commodity price volatility; recoveries of gold and other metals; results of test work; revised guidance; mining operational and development risk; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical testing and recoveries; additional funding requirements; currency fluctuations; speculative nature of gold exploration; competition; loss of key employees; and defective title to mineral claims or properties, as well as those risk factors discussed in the sections titled “Forward-Looking Statements” and "Risk factors in our business" in the Company's most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form filed on SEDAR under our Company name, which discussion is incorporated by reference in this report, for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.

Forward-looking statements and information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Mineral resources which are not mineral reserves do not have demonstrated economic viability. With respect to “indicated mineral resource” and “inferred mineral resource”, there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a “measured mineral resource”, “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category.

Except as otherwise noted, scientific and technical information contained in this report was reviewed and approved by Paul Skayman, FAusIMM, Special Advisor to the Chief Operating Officer for the Company, and a "qualified person" under NI 43-101.

Item 6.
Reliance on 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.
Omitted Information

Not applicable.

Item 8.
Executive Officer

Name of Executive Officer:	Tim Garvin
Executive Vice President and General Counsel
Telephone number:	(604) 601 6692

Item 9.
Date of Report

April 14, 2020